Exhibit 99.1

AKEBIA AND KERYX UNAUDITED PRO FORMA

CONDENSED COMBINED FINANCIAL STATEMENTS

On June 28, 2018, Keryx Biopharmaceuticals, Inc. (“Keryx”), Akebia Therapeutics, Inc. (“Akebia”), and Alpha Therapeutics Merger Sub, Inc., a wholly owned subsidiary of Akebia (“Merger Sub”), entered into an Agreement and Plan of Merger, dated as of June 28, 2018, as amended on October 1, 2018 (and as amended from time to time, the “Merger Agreement”). On December 12, 2018, the merger contemplated by the Merger Agreement (the “Merger”) was completed through a merger of Merger Sub with and into Keryx, with Keryx becoming a wholly owned subsidiary of Akebia.

The following unaudited pro forma condensed combined financial statements were prepared in connection with the preparation of the joint proxy statement and prospectus with respect to the Merger on behalf of Akebia and Keryx prior to the completion of the Merger to illustrate the estimated effects of the Merger at the time of preparation. The following unaudited pro forma condensed combined financial statements and the related notes hereto have not been updated to reflect any financial or other results that have occurred since the date of preparation, including the completion of the Merger. The unaudited pro forma condensed combined balance sheet as of June 30, 2018 reflects pro forma adjustments to the financial position of Akebia to give effect to the Merger as if it had occurred on June 30, 2018. The unaudited pro forma condensed combined statements of operations for the year ended December 31, 2017 and the six months ended June 30, 2018, reflect pro forma adjustments to the results of operations of Akebia to give effect to the Merger as if it had occurred on January 1, 2017.

The unaudited pro forma condensed combined financial statements are based on, and should be read in conjunction with:

•	the historical audited consolidated financial statements of Akebia as of and for the year ended December 31, 2017;
•	the historical audited consolidated financial statements of Keryx as of and for the year ended December 31, 2017;
•	the historical unaudited condensed consolidated financial statements of Akebia as of and for the six months ended June 30, 2018; and
•	the historical unaudited condensed consolidated financial statements of Keryx as of and for the six months ended June 30, 2018.

The unaudited pro forma condensed combined financial statements have been prepared by Akebia management for illustrative purposes only and are not necessarily indicative of the consolidated financial position or results of operations that would have been realized had the Merger occurred as of the dates indicated, nor is it meant to be indicative of the consolidated financial position or future results of operations of the combined company for any period following the Merger. The historical consolidated financial information has been adjusted in the accompanying unaudited pro forma condensed combined financial statements to give pro forma effect to events that are (1) directly attributable to the Merger, (2) factually supportable and (3) with respect to the unaudited pro forma condensed combined statements of operations, expected to have a continuing impact on the combined results. The pro forma adjustments included in the accompanying unaudited pro forma condensed combined financial statements are based on currently available data and assumptions that Akebia believes are reasonable. However, the unaudited pro forma condensed combined statements of operations do not include the impacts of any revenue, cost or other operating synergies that may result or have resulted from the Merger or any non-recurring activity and one-time transaction-related costs.

In the accompanying unaudited pro forma condensed combined financial statements, the Merger has been accounted for as a business combination using the acquisition method of accounting under the provisions of Accounting Standards Codification 805 (“ASC 805”). Under ASC 805, Akebia, as the accounting acquirer, records assets acquired and liabilities assumed in a business combination at their fair values as of the acquisition date. Fair value measurements can be highly subjective and the reasonable application of measurement principles may result in a range of alternative estimates using the same facts and circumstances. Under ASC 805, transaction costs are not included as a component of consideration transferred and are expensed as incurred. The excess of the purchase price (consideration transferred) over the aggregate estimated fair value of identifiable assets and liabilities as of the acquisition date is allocated to goodwill in accordance with ASC 805. The final valuation of assets acquired and liabilities assumed related to the Merger is expected to be completed as soon as practicable, but no later than one year after the consummation of the Merger. The allocation of purchase consideration reflected in the unaudited pro forma condensed combined financial statements is preliminary and was subsequently adjusted based on the fair value of purchase consideration on the date of the Merger and upon completion of Akebia’s final valuations of the fair value of the assets acquired and liabilities assumed of Keryx as of the date of the Merger, which requires extensive use of accounting estimates and management judgment and these preliminary adjustments may be materially different from actual adjustments.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF JUNE 30, 2018

(In thousands)

	Historical Akebia	Historical Keryx	Merger Pro Forma Adjustments	Notes	Pro Forma Combined
		(Note 4)
Assets
Current assets:
Cash and cash equivalents	$163,526	$49,458	$(4,925)	(6a)	$208,059
Available for sale securities	238,597	—	—		238,597
Inventory	—	48,584	116,055	(6b)	164,639
Accounts receivable, net	132	15,430	—		15,562
Prepaid expenses and other current assets	5,162	12,142	—		17,304
Total current assets	407,417	125,614	111,130		644,161
Property and equipment, net	3,726	4,097	—		7,823
Goodwill	—	3,208	13,981	(6c)	17,189
Other intangible assets, net	—	—	263,370	(6d)	263,370
Other assets	2,638	12,732	—		15,370
Total assets	$413,781	$145,651	$388,481		$947,913
Liabilities and stockholders’ equity
Current liabilities:
Accounts payable	$4,795	$17,583	$—		$22,378
Accrued expenses	81,012	37,064	21,643	(6e)	139,719
Short-term deferred revenue	78,613	—	—		78,613
Other current liabilities	—	402	(402)	(6f, g)	—
Total current liabilities	164,420	55,049	21,241		240,710
Deferred rent, net of current portion	2,478	1,706	(1,706)	(6f, g)	2,478
Convertible senior notes	—	130,088	(130,088)	(6h)	—
Deferred revenue, net of current portion	80,890	—	—		80,890
Other long-term liabilities	69	—	—		69
Total liabilities	247,857	186,843	(110,553)		324,147
Commitments and contingencies
Stockholders’ equity:
Common stock	1	120	(119)	(6h, i, j)	2
Additional paid-in capital	594,676	1,000,381	(490,223)	(6h, i, j, k)	1,104,834
Treasury stock, at cost	—	(357)	357	(6j)	—
Accumulated other comprehensive loss	(459)	—	—		(459)
Accumulated deficit	(428,294)	(1,041,336)	989,019	(6e, h, j, k)	(480,611)
Total stockholders’ equity (deficit)	165,924	(41,192)	499,034		623,766
Total liabilities and stockholders’ equity (deficit)	$413,781	$145,651	$388,481		$947,913

See accompanying notes to the unaudited pro forma condensed combined financial statements.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2017

(In thousands, except share and per share data)

	Historical Akebia	Historical Keryx	Merger Pro Forma Adjustments	Notes	Pro Forma Combined
		(Note 4)
Revenues:
Product revenue, net	$—	$55,514	$—		$55,514
License, collaboration and other revenue	177,984	5,127	1,500	(3)	184,611
Total revenues	177,984	60,641	1,500		240,125
Cost and expenses:
Cost of goods sold	—	21,955	58,060	(7a, b, c)	80,015
Amortization of intangibles	—	—	29,263	(7d)	29,263
Research and development	230,893	37,679	348	(7a, b)	268,920
Selling, general and administrative	27,008	99,622	1,397	(7a, b)	128,027
License expense	—	3,076	900	(3)	3,976
Total cost and expenses	257,901	162,332	89,968		510,201
Loss from operations	(79,917)	(101,691)	(88,468)		(270,076)
Non-operating income (expense):
Interest income	2,799	707	—		3,506
Other income (expense)	204	274	(225)	(7f)	253
Amortization of debt discount	—	(62,965)	62,965	(7f)	—
Loss before income taxes	(76,914)	(163,675)	(25,728)		(266,317)
Income tax (benefit) expense	—	(235)	—		(235)
Net loss	$(76,914)	$(163,440)	$(25,728)		$(266,082)
Net loss per share, basic and diluted	$(1.77)	$(1.43)		(7g)	$(2.57)
Weighted average common shares outstanding, basic and diluted	43,500,795	114,507,668	59,898,637	(7h)	103,399,432

See accompanying notes to the unaudited pro forma condensed combined financial statements.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 30, 2018

(In thousands, except share and per share data)

	Historical Akebia	Historical Keryx	Merger Pro Forma Adjustments	Notes	Pro Forma Combined
		(Note 4)
Revenues:
Product revenue, net	$—	$44,727	$—		$44,727
License, collaboration and other revenue	94,723	2,773	—		97,496
Total revenues	94,723	47,500	—		142,223
Cost and expenses:
Cost of goods sold	—	17,029	29,023	(7b, c)	46,052
Amortization of intangibles	—	—	14,632	(7d)	14,632
Research and development	133,321	17,162	82	(7b)	150,565
Selling, general and administrative	21,562	54,548	(8,274)	(7b, e)	67,836
License expense	—	1,664	—		1,664
Total cost and expenses	154,883	90,403	35,463		280,749
Loss from operations	(60,160)	(42,903)	(35,463)		(138,526)
Non-operating income (expense):
Interest income	2,637	380	—		3,017
Other income (expense)	36	(209)	—	(7f)	(173)
Amortization of debt discount	—	(1,316)	1,316	(7f)	—
Loss before income taxes	(57,487)	(44,048)	(34,147)		(135,682)
Income tax (benefit) expense	—	(634)	—		(634)
Net loss	$(57,487)	$(43,414)	$(34,147)		$(135,048)
Net loss per share, basic and diluted	$(1.09)	$(0.36)		(7g)	$(1.20)
Weighted average common shares outstanding, basic and diluted	52,774,794	120,149,604	59,898,637	(7h)	112,673,431

See accompanying notes to the unaudited pro forma condensed combined financial statements.

Notes to the Unaudited Pro Forma Condensed Combined Financial Statements

1. Description of Transaction and Basis of Presentation

Description of Transaction

On June 28, 2018, Keryx, Akebia, and Merger Sub, entered into the Merger Agreement. The merger contemplated by the Merger Agreement will be implemented through a merger of Merger Sub with and into Keryx, with Keryx becoming a wholly owned subsidiary of Akebia.

Simultaneously with the execution of the Merger Agreement, Akebia entered into the Keryx Voting Agreement with Baupost, a beneficial owner of approximately 21% of the outstanding Keryx Shares as of the record date for the Keryx Special Meeting, and the Notes Conversion Agreement, defined below. Pursuant to the Voting Agreement, Baupost agreed, among other things, to vote its shares in favor of the adoption of the Merger Agreement and against any alternative proposal and against approval of any proposal made in opposition to, in competition with, or inconsistent with, the Merger Agreement or the Merger or any other transactions contemplated by the Merger Agreement. Pursuant to the Notes Conversion Agreement, Baupost agreed to convert the Convertible Notes into 35,582,335 Keryx Shares in accordance with the terms of the governing Indenture immediately prior to the Effective Time, conditioned upon the issuance to Baupost of an additional 4,000,000 Keryx Shares which such additional shares will become Akebia Shares upon consummation of the Merger. The Notes Conversion Agreement provides that Akebia will execute a registration rights agreement with Baupost, to provide customary registration rights for any Akebia Shares held by Baupost following the consummation of the Merger. Akebia’s obligation to consummate the Merger is subject to the conversion of the Convertible Notes into Keryx Shares in accordance with the terms of the Notes Conversion Agreement among Akebia, Keryx and Baupost.

At the Effective Time of the Merger, each Keryx Share issued and outstanding immediately prior to the Effective Time of the Merger will be cancelled and become the right to receive 0.37433, fully paid and non-assessable Akebia Shares. The Merger Agreement also provides that at the Effective Time, each Keryx Share that is subject to a Keryx Restricted Share, other than those Keryx Restricted Shares that accelerate or lapse as a result of the completion of the Merger, will convert into restricted stock unit awards of Akebia, the number of which will be adjusted in accordance with the Exchange Multiplier, and in accordance with the terms of the Merger Agreement. In addition, each outstanding and unexercised option to acquire Keryx Shares granted under the Keryx equity plan will become an option to acquire Akebia Shares, with the number of shares and exercise price adjusted by the Exchange Multiplier, in accordance with the terms of the Merger Agreement. Immediately following the Effective Time, Keryx shareholders and Akebia shareholders are expected to own approximately 50.6% and 49.4%, respectively, of the Akebia Shares, calculated based on the companies’ fully diluted market capitalizations as of the signing of the Merger Agreement and also taking into account the Additional Shares expected to be issued to Baupost in connection with the conversion of the Convertible Notes under the Notes Conversion Agreement prior to the Effective Time.

2. Basis of Presentation

The unaudited pro forma condensed combined financial statements were prepared using the historical financial statements of Akebia and Keryx, which are prepared in accordance with GAAP, and include pro forma adjustments to present the pro forma financial position and results of operations of the combined company pursuant to the rules and regulations of Article 11 of Regulation S-X of the SEC. The historical financial statements of Akebia and Keryx have only been adjusted to show pro forma effects that are (i) directly attributable to the Merger, (ii) factually supportable, and (iii) with respect to the unaudited pro forma condensed combined statements of operations, expected to have a continuing impact on the combined results.

The unaudited pro forma condensed combined balance sheet as of June 30, 2018 was prepared using the historical unaudited condensed consolidated balance sheets of Akebia and Keryx as of June 30, 2018 and gives effect to the Merger as if it occurred on June 30, 2018. The unaudited pro forma condensed combined statements of operations for the year ended December 31, 2017 and the six months ended June 30, 2018 give effect to the Merger as if it occurred on January 1, 2017 and were prepared using:

•	the historical audited consolidated financial statements of Akebia as of and for the year ended December 31, 2017;
•	the historical audited consolidated financial statements of Keryx as of and for the year ended December 31, 2017;
•	the historical unaudited condensed consolidated financial statements of Akebia as of and for the six months ended June 30, 2018; and
•	the historical unaudited condensed consolidated financial statements of Keryx as of and for the six months ended June 30, 2018.

The unaudited pro forma condensed combined financial statements do not include the impacts of any revenue, cost or other operating synergies that may result from the Merger or the impact of any non-recurring activity and one-time transaction-related costs. Akebia and Keryx have just recently begun collecting information in order to formulate detailed integration plans to deliver planned synergies. However, during the preparation of the accompanying unaudited pro forma condensed combined financial statements, the status of the integration plans was too uncertain to include any financial impact in the unaudited pro forma combined financial information.

3. Accounting Policies

During the preparation of the accompanying unaudited pro forma condensed combined financial statements, Akebia was aware of one material difference between Akebia’s accounting policies and the accounting policies of Keryx. Akebia and Keryx both adopted ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”), on January 1, 2018. Akebia adopted ASC 606 using the full retrospective transition method, which resulted in $3.2 million of additional revenue for the year ended December 31, 2017. Akebia’s historical financial information presented in the unaudited pro forma condensed combined statements of operations for the year ended December 31, 2017, have been accounted for under the provisions of ASC 605 and will not be recast to reflect the provisions of ASC 606 until the filing of Akebia’s 2018 annual report on Form 10-K as the adoption of ASC 606 does not represent a fundamental change to Akebia’s historical financial statements. Akebia’s historical financial information presented in the unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2018, have been accounted for under the provisions of ASC 606. Keryx adopted ASC 606 using the modified retrospective transition method. Keryx’s historical financial information presented in the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2017 were accounted for under ASC Topic 605, Revenue Recognition (“ASC 605”) and for the six months ended June 30, 2018, have been accounted for under the provisions of ASC 606. As a result, as of January 1, 2018, Keryx began recognizing license royalty revenue based on its estimate of license royalties in the quarter in which the underlying sale occurs. This differs from its historical practice of recognizing license royalty revenue one quarter in arrears once a net sales report was received from its customer. As a result of this change in timing of revenue recognition for license royalty revenue, Keryx recorded a net adjustment of $0.6 million to retained earnings (accumulated deficit) as of the adoption date, representing the net impact to its statement of operations based on net sales during the fourth quarter of 2017. This pro forma adjustment reflects the net change of a $1.5 million increase to license, collaboration and other revenue and a $0.9 million increase to license expense that would have been recorded in the year ended December 31, 2017 had Keryx adopted ASC 606 under the full retrospective transition method.

Following the consummation of the Merger, Akebia will conduct a more detailed review of Keryx’s accounting policies. As a result, Akebia may identify other differences between the accounting policies of the two companies that, when conformed, could have had a material impact on the accompanying unaudited pro forma condensed combined financial statements.

4. Reclassifications

Financial information presented in the “Historical Keryx” columns in the unaudited pro forma condensed combined balance sheet and the unaudited pro forma condensed combined statements of operations has been reclassified to conform to the presentation in Akebia’s historical consolidated financial statements, as follows (in thousands):

As of June 30, 2018	Before Reclassification	Reclassification	Notes	After Reclassification
Accounts payable and accrued expenses	$54,647	$(37,064)	(1)	$17,583
Accrued expenses	—	37,064	(1)	37,064
Deferred lease incentive, current portion	244	(244)	(2)	—
Other current liabilities	158	244	(2)	402
Deferred rent, net of current portion	895	811	(3)	1,706
Other long-term liabilities	811	(811)	(3)	—

Year Ended December 31, 2017	Before Reclassification	Reclassification	Notes	After Reclassification
License revenue	$5,127	$(5,127)	(4)	$—
License, collaboration and other revenue	—	5,127	(4)	5,127

Six Months Ended June 30, 2018	Before Reclassification	Reclassification	Notes	After Reclassification
License revenue	$2,773	$(2,773)	(4)	$—
License, collaboration and other revenue	—	2,773	(4)	2,773

(1)

$37.1 million has been reclassified from “Accounts payable and accrued expenses” to “Accrued expenses” in order to conform to the presentation in Akebia’s historical unaudited condensed consolidated balance sheet.

(2)

$0.2 million has been reclassified from “Deferred lease incentive, current portion” to “Other current liabilities” in order to conform to the presentation in Akebia’s historical unaudited condensed consolidated balance sheet.

(3)

$0.8 million has been reclassified from “Other long-term liabilities” to “Deferred rent, net of current portion” in order to conform to the presentation in Akebia’s historical unaudited condensed consolidated balance sheet.

(4)	“License revenue” has been reclassified to “License, collaboration and other revenue” to conform to the presentation in Akebia’s historical unaudited condensed consolidated statements of operations.

5. Accounting for the Merger

Immediately following the Effective Time, Keryx shareholders and Akebia shareholders are expected to own approximately 50.6% and 49.4%, respectively, of the Akebia Shares, calculated based on the companies’ fully diluted market capitalizations as of the signing of the Merger Agreement and also taking into account the Additional Shares expected to be issued to Baupost in connection with the conversion of the Convertible Notes under that certain Notes Conversion Agreement prior to the Effective Time. The fair value of the Additional Shares expected to be issued to Baupost as converted to Akebia Shares of approximately $12.2 million has been excluded from the preliminary estimated purchase price below and has been treated as a separate transaction in accordance with ASC 805, which states that a transaction entered into by or on behalf of the acquirer or primarily for the benefit of the acquirer or the combined entity should be treated as a separate transaction.

Akebia expects that Keryx shareholders will be entitled to receive approximately 59,898,637 Akebia Shares upon consummation of the Merger. In addition, pursuant to the terms of the Merger Agreement, Akebia will substitute all outstanding Keryx Restricted Shares with Akebia RSU awards. Akebia will also substitute all outstanding and unexercised Keryx Options granted under the Keryx equity plan with Akebia Options.

The preliminary estimated purchase price, which represents the consideration paid in the Merger, is calculated based on (i) the number of Akebia Shares that Keryx shareholders will own as of the Effective Time, excluding the Additional Shares expected to be issued to Baupost, and (ii) Keryx equity awards that will be exchanged for Akebia equity awards. The accompanying unaudited pro forma condensed combined financial statements reflect a preliminary estimated purchase price of approximately $480.9 million, which consists of the following (in thousands):

Fair value of Akebia Shares to be issued to shareholders of Keryx (1)	$474,803
Fair value of Akebia RSUs to be issued as replacement awards (2)	1
Fair value of Akebia stock options to be issued as replacement awards (3)	6,081
Estimated purchase price	$480,885

(1)

Akebia expects that Keryx shareholders will be entitled to receive 59,898,637 Akebia Shares upon consummation of the Merger. The aggregate fair value of those shares has been estimated using $8.13 per share, which was the last reported sale price of Akebia Shares on The Nasdaq Global Market on October 25, 2018. Of the 59,898,637 Akebia Shares to be issued upon the consummation of the Merger, 1,497,320 Akebia Shares will be converted from the Additional Shares and have been excluded from the above calculation of purchase price as these shares were issued as part of a separate transaction (see Note 6h). The value of the purchase price consideration will change based on fluctuations in the price of Akebia Shares and the number of Keryx Shares outstanding at the Effective Time.

(2)

Akebia expects that it will issue Akebia RSU awards to receive approximately 862,612 Akebia Shares as replacement awards to the outstanding Keryx Restricted Shares in connection with the Merger. The aggregate fair value of those awards of $7.0 million has been estimated using $8.13 per share, which was the last reported sale price of Akebia Shares on The Nasdaq Global Market on October 25, 2018. Of that amount, $1,220 was allocated to purchase consideration, based on the portion of the replacement awards’ fair value attributable to precombination employee services, and $7.0 million was allocated to future employee services and will be expensed as stock-based compensation on a straight-line basis over the remaining service periods of those awards.

(3)

Akebia expects that it will issue approximately 4,129,129 Akebia Options as replacement awards to outstanding and unexercised Keryx Options. The aggregate fair value of those replacement awards of $14.2 million has been estimated using the Black Scholes option pricing model and $8.13 per share, which was the last reported sale price of Akebia Shares on The Nasdaq Global Market on October 25, 2018. Of that amount, $6.1 million was allocated to purchase consideration, based on the portion of the replacement awards’ fair value attributable to precombination employee services, and $8.1 million was allocated to future employee services and will be expensed as stock-based compensation on a straight-line basis over the remaining service periods of those awards.

The preliminary estimated purchase price reflected in the unaudited pro forma condensed combined financial statements do not purport to represent what the actual purchase consideration will be when the Merger closes. In accordance with ASC 805, the fair value of equity securities issued as part of the consideration paid will be measured on the Closing Date of the Merger at the then-current market price. This requirement will likely result in an actual per share fair value upon closing of the Merger that differs from the $8.13 per Akebia Share assumed in the unaudited pro forma combined financial information, which was the last reported sale price of Akebia Shares on The Nasdaq Global Market on October 25, 2018, and the difference may be significant. The market price of Akebia Shares when Keryx shareholders receive those shares after the Merger is completed could be greater than, less than or the same as the market price of Akebia Shares on the date of this joint proxy statement/prospectus. A change in the market price of Akebia Shares would increase or decrease the purchase consideration, which would result in a corresponding increase or decrease to goodwill in the unaudited pro forma condensed combined financial information.

The following summarizes the preliminary allocation of the estimated purchase price to be paid in the Merger as if it had been completed on June 30, 2018 (in thousands):

Cash and cash equivalents	$44,533
Inventory (1)	164,639
Accounts receivable, net	15,430
Prepaid expenses and other current assets	12,142
Goodwill (1)	17,189
Other intangible assets, net	263,370
Property and equipment, net	4,097
Other assets	12,732
Accounts payable	(17,583)
Accrued expenses	(35,664)
Total estimated purchase price	$480,885

(1)

Any deferred tax liability associated with the preliminary fair value adjustments for the acquired inventory and identifiable intangible asset would be fully offset with pre-existing deferred tax assets of Akebia and Keryx. Accordingly, no deferred tax liability was recorded. The final fair value determination of deferred tax liability may differ from this preliminary determination, and such differences could be material.

6. Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet as of June 30, 2018

(a)

Represents a decrease of cash and cash equivalents as a result of (i) $0.7 million of retention bonus payments to certain employees of Keryx, and (ii) $3.7 million of payments related to Keryx’s transaction costs, of which $1.4 million was incurred and accrued as of June 30, 2018. These payments are expected to be made by Keryx immediately prior to the consummation of the Merger. Separately, this pro forma adjustment reflects a $0.5 million payment made to third party Panion & BF Biotech, Inc. (“Panion”) based on the Panion letter agreement executed on October 24, 2018. This amount has been excluded from the unaudited pro forma condensed combined statements of operations because the charge is directly attributable to the Merger and will not have a continuing impact on the combined company’s operations; however, the amount is reflected as an increase to goodwill in the unaudited pro forma condensed combined balance sheet as of June 30, 2018.

(b)

Represents an adjustment to record the acquired inventory of Keryx, including raw materials, work in process, and finished goods, at its estimated fair value of $164.6 million. The fair value estimate of inventory is preliminary and is determined based on the estimated selling price less the sum of (i) cost to complete (for the work in process), (ii) costs of disposal, and (iii) a profit allowance for the completion and selling effort of the buyer. The final fair value determination of inventory may differ from this preliminary determination, and such differences could be material.

(c)

Reflects the adjustment to record goodwill of $17.2 million associated with the acquisition of Keryx, based on the preliminary purchase price allocation, less a reversal of $3.2 million of historical Keryx goodwill associated with its prior acquisition. Goodwill represents the excess of the preliminary estimated purchase price over the estimated fair values of net assets acquired. Goodwill will not be amortized and is not expected to be deductible for income tax purposes. The fair value estimate for goodwill is preliminary. The final fair value determination of goodwill may differ from this preliminary determination once Akebia’s valuation of the fair value of tangible and intangible assets acquired and liabilities assumed has been completed, and such differences could be material.

(d)

Represents an adjustment to record the estimated acquired intangible asset of Keryx at its fair value. An identifiable intangible asset is required to be measured at fair value which is determined based on assumptions that market participants would use in pricing an asset, based on the most advantageous market for that asset (i.e. its highest and best use). The identifiable intangible asset acquired consists of the currently marketed product:

	Estimated Fair Value	Estimated Useful Life (Years)
Auryxia currently marketed product	$263,370	9

The estimated fair value of the acquired intangible asset is based on a preliminary valuation and is determined using the multi-period excess earnings method which is a variation of the income approach, which is a valuation technique that provides an estimate of the fair value of an asset based on the principle that the value of an intangible asset is equal to the present value of the incremental after-tax cash flows attributable to the asset, after taking charges for the use of other assets employed by the business. Key estimates and assumptions used in this model are projected revenues and expenses related to the asset, estimated contributory asset charges, and a risk-adjusted discount rate used to calculate the present value of the future expected cash inflows from the asset. The estimated useful life of Auryxia is 9 years for purposes of recognizing amortization expense. The fair value estimate for identified intangible asset is preliminary. The final fair value determination of the identified intangible asset may differ from this preliminary determination, and such differences could be material.

(e)

Represents an increase in accrued expenses, as well as a corresponding decrease to retained earnings, as a result of (i) $19.8 million of transaction costs incurred by Akebia for the Merger after June 30, 2018, and (ii) $3.2 million of severance and bonus payments payable to certain Keryx employees in connection with the Merger. The severance and bonus payments were determined to be for the benefit of Akebia and will be recorded as expenses post-Merger in Akebia’s consolidated statement of operations. These amounts are excluded from the unaudited pro forma condensed combined statements of operations because they are charges directly attributable to the Merger that will not have a continuing effect on the combined company’s continuing operation. The increase in accrued expenses is partially offset by $1.4 million of Keryx transaction costs, which was incurred and accrued as of June 30, 2018 and is expected to be paid by Keryx immediately prior to the consummation of the Merger as described in Note (6a).

(f)

Represents an adjustment of $0.2 million to other current liabilities and an adjustment of $0.8 million to deferred rent, net of current portion to eliminate the deferred rent recorded in the Keryx historical unaudited condensed consolidated balance sheet as of June 30, 2018, as a result of the application of the acquisition method of accounting.

(g)

Represents the adjustment of $0.2 million to other current liabilities and an adjustment of $0.9 million to other long-term liabilities to eliminate the deferred lease incentives recorded in the Keryx historical unaudited condensed consolidated balance sheet as of June 30, 2018, as a result of the application of the acquisition method of accounting.

(h)

Represents the adjustment to record the settlement of Keryx’s outstanding principal and debt discount in connection with the outstanding Convertible Notes, held by Baupost, that will be converted into 35,582,335 Keryx Shares immediately prior to the consummation of the Merger.

Separately, the pro forma adjustment reflects the Additional Shares that will be issued prior to the consummation of the Merger pursuant to the Notes Conversion Agreement, which was entered into by Akebia, Keryx and Baupost simultaneously with the execution of the Merger Agreement. The Note Conversion Agreement was entered into for the benefit of Akebia because Akebia’s obligation to consummate the Merger is contingent upon the completion of the note conversion. Therefore, the Company has recorded $12.2 million of expense associated with the Additional Shares as a separate transaction from the business combination by increasing additional paid-in capital and the accumulated deficit. The net 39,582,335 Keryx Shares issued to Baupost prior to the consummation of the Merger will be converted into Akebia Shares upon consummation of the Merger, with the number of shares adjusted by the Exchange Multiplier.

(i)

Represents an aggregate adjustment to record an increase to common stock (at par value) of approximately $599 and an increase to additional paid-in capital of $480.9 million resulting from (i) the issuance of 59,898,637 Akebia Shares, par value of $0.00001 per share, to Keryx shareholders in connection with the Merger, including shares issued to Baupost in connection with the conversion of the Convertible Notes and the Notes Conversion Agreement described in Note (6h); (ii) the additional paid-in capital of $1,220 related to the portion of the fair value of the Keryx Restricted Shares expected to convert into Akebia RSU awards; and (iii) the additional paid-in capital of $6.1 million related to the portion of the fair value of the Keryx Options expected to convert into Akebia Options, in connection with the Merger that have been allocated to the purchase price (see Note 5).

(j)

Represents an adjustment to eliminate Keryx’s historical equity of $41.2 million, which represents the historical book value of Keryx’s net assets as of June 30, 2018, as a result of the application of the acquisition method of accounting.

(k)

Represents an adjustment to (i) record a post-combination compensation expense of $11.5 million related to the automatic acceleration of vesting of certain Akebia share-based awards; and (ii) record post-combination compensation expense of $5.6 million related to the decision to accelerate certain unvested share-based awards of Keryx upon consummation of the Merger. These amounts are excluded from the unaudited pro forma condensed combined statements of operations because they are charges directly attributable to the Merger that will not have a continuing impact on the combined company’s operations, however, the amounts are reflected as a reduction to retained earnings in the unaudited pro forma condensed combined balance sheet as of June 30, 2018.

7. Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations for the Year Ended December 31, 2017 and the Six Months Ended June 30, 2018

(a)

Represents incremental stock-based compensation expense related to approximately 862,612 Akebia RSU awards and approximately 4,129,129 Akebia Options that Akebia expects to be issued as replacement awards to Keryx Restricted Shares and Keryx Options, respectively, in connection with the Merger (see Note 5). The aggregate fair value of those awards of $21.2 million has been estimated using $8.13 per share, which was the last reported sale price of Akebia Shares on The Nasdaq Global Market on October 25, 2018. Of that amount, $6.1 million was allocated to the purchase price and $15.1 million was allocated to future employee services. $5.6 million of the $15.1 million is related to the accelerated vesting of certain share-based awards of Keryx in contemplation of the Merger, and are excluded from the unaudited pro forma condensed combined statements of operations because they will not have a continuing impact on the combined company’s operations. The remaining $9.5 million will be expensed as stock-based compensation on a straight-line basis over the remaining service periods of those awards. The adjustment to record the incremental stock-based compensation expense for the year ended December 31, 2017 is as follows (in thousands).

Year Ended December 31, 2017
Cost of goods sold	$15
Research and development	184
Selling, general and administrative	1,147
Total	$1,346

There is no incremental stock-based compensation expense for the six months ended June 30, 2018.

(b)

Represents incremental rent expense associated with Keryx’s operating lease as a result of the acquisition method of accounting. The adjustment to record the incremental rent expense is as follows (in thousands):

	Year Ended December 31, 2017	Six Months Ended June 30, 2018
Cost of goods sold	$17	$9
Research and development	164	82
Selling, general and administrative	250	126
Total	$431	$217

(c)

Represents the adjustment to cost of goods sold of $58.0 million and $29.0 million for the year ended December 31, 2017 and the six months ended June 30, 2018, respectively, based on the preliminary fair value inventory adjustment and the anticipated inventory turnover.

(d)

Represents the amortization expense related to the fair value of the acquired intangible associated with the Auryxia® currently marketed product with a preliminary estimated useful life of 9 years, assuming the acquisition of Keryx has occurred on January 1, 2017 as follows (in thousands):

	Year Ended December 31, 2017	Six Months Ended June 30, 2018
Amortization expense	$29,263	$14,632

Amortization of Auryxia will be recognized using a straight-line method over the estimated useful life, which represents the period over which Akebia expects the related cash flows to be realized.

(e)

Represents the elimination of transaction costs of $5.2 million and $3.2 million incurred by Akebia and Keryx, respectively, in connection with the Merger and recorded as general and administrative expense in Akebia’s historical unaudited condensed consolidated statement of operations for the six months ended June 30, 2018, because the expenses are not expected to have a continuing impact on the operations of the combined business. No transaction costs were incurred by Akebia or Keryx in connection with the Merger during the year ended December 31, 2017.

(f)

Represents the elimination of (1) Keryx’s historical amortization of debt discount of $63.0 million for the year ended December 31, 2017 and $1.3 million for the six months ended June 30, 2018; and (2) Keryx’s historical other income of $0.2 million for the year ended December 31, 2017 and zero for the six months ended June 30, 2018, in connection with the conversion of the Convertible Notes.

(g)

Net loss per share, or EPS, basic and diluted for the combined company has been adjusted for the year ended December 31, 2017 and the six months ended June 30, 2018 to give effect to the net loss for the combined company and the weighted average shares outstanding described in Note (7h).

(h)

Represents the adjustment to the weighted average shares outstanding used to compute basic and diluted net loss per share for the year ended December 31, 2017 and the six months ended June 30, 2018 to give effect to the expected issuance of 59,898,637 Akebia Shares upon consummation of the Merger, as if such issuances had occurred on January 1, 2017.

8. Items Not Included in the Unaudited Pro Forma Condensed Combined Financial Statements

The unaudited pro forma condensed combined statements of operations do not include any transaction costs incurred by Akebia or Keryx after June 30, 2018 as those costs are not expected to have a continuing impact on the operations of the combined business.

The unaudited pro forma condensed combined statements of operations do not include the impacts of any revenue, cost or other operating synergies that may result from the Merger or the impact of any non-recurring activity and one-time transaction-related costs.

The unaudited pro forma condensed combined statements of operations do not include an adjustment of $11.5 million related to the automatic acceleration of vesting of certain Akebia share-based awards and $5.6 million related to the acceleration of vesting of certain Keryx share-based awards in contemplation of the Merger as those expenses are not expected to have a continuing impact on the operations of the combined business.

The unaudited pro forma condensed combined statements of operations do not include an adjustment of $12.2 million to selling, general and administrative expenses related to the Additional Shares expected to be issued to Baupost as converted to Akebia Shares as those expenses are specific to the Note Conversion Agreement, a separate transaction, and are not expected to have a continuing impact on the operations of the combined business.

The unaudited pro forma condensed combined financial statements do not reflect possible limitations to the combined company’s NOLs as a result of an “ownership change” under Section 382 of the Internal Revenue Code of 1986. As a result of the Merger, the combined company may be subject to annual limitations on its ability to utilize pre-change NOLs to offset future taxable income. The amount of the annual limitation is determined based on the value of Akebia immediately prior to the ownership change. As of June 30, 2018, the preliminary estimate of unlimited NOLs available to the combined company to offset taxable income in future years is approximately $216.0 million.

9. Unadjusted Pro Forma Balances

At this time, Akebia does not have sufficient information necessary to make a reasonable estimate of the balance sheet and/or income statement effects related to certain aspects of specific supply agreements which may give rise to a lease commitment. Therefore, no adjustment has been presented. As further information becomes available, such adjustments could be material to the amounts presented in the unaudited pro forma condensed combined financial statements.